Exhibit 99.4

MAGNA INTERNATIONAL INC.

ENTERPRISE RISK OVERSIGHT

COMMITTEE CHARTER

MAGNA INTERNATIONAL INC.

ENTERPRISE RISK OVERSIGHT COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Enterprise Risk Oversight Committee (the “Committee”) and the Board in the exercise of its responsibilities, particularly by defining the scope of the Committee’s authority in respect of risk oversight matters delegated to it by the Board.

Where used in this Charter, the term “Executive Management” has the meaning ascribed to it in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.                                      The Board has delegated to the Committee the responsibility for overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Corporation. For greater certainty, the Committee’s oversight responsibilities do not extend to those risks delegated to other Board Committees. More specifically, the Board has delegated to the Committee the responsibility for the following matters:

Risk Oversight

(a)                                 Material Risk Exposures: reviewing Executive Management’s assessment of the Corporation’s material risk exposures and the Corporation’s actions to identify, monitor and mitigate such exposures. In performing its oversight responsibilities, the Committee shall:

•                                          satisfy itself that Executive Management has established an appropriate tone and culture with respect to risk identification, risk awareness, risk-taking and risk mitigation;

•                                          review with Executive Management the design of the Corporation’s risk management programs and processes, including reporting lines of authority, communications, systems and controls, to assess their appropriateness given the Corporation’s structure, size and scope of operations;

•                                          assess with Executive Management the Corporation’s risk profile, including the categories of risk the Corporation faces, as well as strategies implemented to mitigate the identified risks;

•                                          satisfy itself as to the ways in which known and emerging risks are identified, documented and assessed, aggregate and individual risk limits are set (where applicable) and the actions taken if those limits are exceeded;

•                                          together with Executive Management, define the Corporation’s risk appetite and risk tolerance;

•                                         assess the interrelationship between the Corporation’s material risks and its corporate strategy and/or business plans;

•                                          review with Executive Management the design, implementation and effectiveness of risk policies, procedures and controls; and

•                                          meet as required with representatives of the Corporation’s various functional departments (the “Departments”) and/or external advisors to discuss the risks faced by the Corporation and the Corporation’s risk management function and activities.

Compliance Oversight

(b)                                 Legal and Regulatory Compliance: reviewing Executive Management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements. In performing its oversight responsibilities, the Committee shall:

•                                          satisfy itself that Executive Management has established an appropriate tone and culture with respect to:

•                                          ethical business conduct by the Corporation’s employees, agents, representatives, contractors and suppliers; as well as

•                                          legal and regulatory compliance;

•                                          review with Executive Management the design, implementation and effectiveness of policies or programs that provide monitoring of, and promote compliance with, legal and regulatory requirements; and

•                                          periodically meet with representatives of the Departments and/or external advisors to discuss the Corporation’s compliance with applicable legal and regulatory requirements, the results of internal compliance reviews and material non-compliance with legal and/or regulatory requirements or internal policies, procedures and programs of the Corporation.

Cross-Committee Coordination

(c)                                  Relationship With Other Board Committees: coordinating with the Corporation’s other standing Board Committees as needed, including:

•                                        receiving reports from the other Board Committees at least annually, with respect to their review of the material risk categories for which such Committees have been delegated oversight responsibility pursuant to their respective Committee Charters;

•                                        to help:

•                                          ensure that each Board Committee receives all information necessary to permit it to fulfill its risk oversight responsibilities;

•                                          avoid unnecessary overlap in risk-related oversight responsibilities; and

•                                          identify gaps, if any, in enterprise risk-related oversight responsibilities.

Reporting to Board

(d)                                 Annual Reporting: reporting to the Board on an annual basis with respect to the Committee’s review of the Corporation’s material risks and measures in place to mitigate them, and at least annually in respect of the Committee’s other activities.

Size, Composition and Independence

2.                                      Size: The Committee shall be composed of not less than three (3) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Corporate Governance, Compensation and Nominating Committee. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.                                    Independence: All of the members of the Committee shall meet the independence standards specified under applicable law, currently being Section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators.

4.                                    Independent Advisors: The Committee may retain and compensate such outside legal or other advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.                                    Role of Chairman: The Chairman of the Committee shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Chairman shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.                                      Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of the Committee and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.                                    Meetings: The Committee shall meet periodically as required to carry out its duties and responsibilities, but shall meet at least annually to address the matters specified in Section 1 of this Charter. Meetings of the Committee may be called by the Chairman of the Committee, any member of the Committee, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.                                    Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.                                    Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be permitted to attend each Committee meeting:

•                                    the Committee Chairman and each member of the Committee;

•                                    the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation;

•                                    the most senior officer(s) directly responsible for the Departments;

•                                    the most senior officer(s)/individual(s) designated by Executive Management as having responsibility for risk management;

•                                    the most senior officer(s)/individual(s) designated by Executive Management as having responsibility for legal/regulatory compliance; and

•                                    any other person whose attendance is deemed necessary or advisable by the Chairman of the Committee.

10.                               Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

•                                    any employee of the Corporation, including staff of the Departments; and/or

•                                    any advisors to the Corporation (including any advisors retained by the Committee),

as well as the right to inspect all applicable books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and any other matters within the Committee’s mandate with any of the foregoing.

11.                             Meeting Agendas: The Committee Chairman shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.                             Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.                             Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members as a result of a vacancy on the Committee, both members shall constitute a quorum.

Delegation of Responsibility

14.                             Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Chairman of the Committee, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.                               Annual review: The Committee shall annually review this Charter and recommend to the Corporate Governance, Compensation and Nominating Committee of the Board such changes as it deems advisable.

Board Approved:	November 7, 2012